UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

_________________________________________________
Contango Oil & Gas Company
(Name of Issuer)

Common Stock, $0.04 Par Value
(Title of Class of Securities)

21075N204
(CUSIP Number)

September 17, 2019
(Date of Event Which Requires Filing of this Statement)
 _________________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

◻ Rule 13d-1(b)

⌧ Rule 13d-1(c)

◻ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21075N204

1.	NAMES OF REPORTING PERSONS Karlin Energy, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ◻ (b) ◻
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,387,500
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 1,387,500
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,387,500
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*
Based on 79,153,937 shares of common stock of Contango Oil & Gas Company (the “Issuer”) outstanding as of September 17, 2019, following the closing of the Issuer’s underwritten public offering as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission (“SEC”) on September 16, 2019, plus 6,710,526 shares of common stock issued as a result of the exercise of the underwriters’ option to purchase additional shares, as reported in the Form 8-K filed by the Issuer with the SEC on September 18, 2019.

CUSIP No. 21075N204

1.	NAMES OF REPORTING PERSONS Gracie Investing, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ◻ (b) ◻
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,421,052
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 8,421,052
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,421,052
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*
Based on 79,153,937 shares of common stock of the Issuer outstanding as of September 17, 2019, following the closing of the Issuer’s underwritten public offering as reported in the prospectus filed by the Issuer with the SEC on September 16, 2019, plus 6,710,526 shares of common stock issued as a result of the exercise of the underwriters’ option to purchase additional shares, as reported in the Form 8-K filed by the Issuer with the SEC on September 18, 2019.

CUSIP No. 21075N204

1.	NAMES OF REPORTING PERSONS Karlin Asset Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ◻ (b) ◻
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —0—
	6.	SHARED VOTING POWER 9,808,552
	7.	SOLE DISPOSITIVE POWER —0—
	8.	SHARED DISPOSITIVE POWER 9,808,552
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,808,552
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*
Based on 79,153,937 shares of common stock of the Issuer outstanding as of September 17, 2019, following the closing of the Issuer’s underwritten public offering as reported in the prospectus filed by the Issuer with the SEC on September 16, 2019, plus 6,710,526 shares of common stock issued as a result of the exercise of the underwriters’ option to purchase additional shares, as reported in the Form 8-K filed by the Issuer with the SEC on September 18, 2019.

CUSIP No. 21075N204

1.	NAMES OF REPORTING PERSONS Karlin Holdings Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ◻ (b) ◻
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —0—
	6.	SHARED VOTING POWER 9,808,552
	7.	SOLE DISPOSITIVE POWER —0—
	8.	SHARED DISPOSITIVE POWER 9,808,552
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,808,552
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*
Based on 79,153,937 shares of common stock of the Issuer outstanding as of September 17, 2019, following the closing of the Issuer’s underwritten public offering as reported in the prospectus filed by the Issuer with the SEC on September 16, 2019, plus 6,710,526 shares of common stock issued as a result of the exercise of the underwriters’ option to purchase additional shares, as reported in the Form 8-K filed by the Issuer with the SEC on September 18, 2019.

CUSIP No. 21075N204

1.	NAMES OF REPORTING PERSONS Gary Karlin Michelson MD Living Trust dated 10/1/1993
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ◻ (b) ◻
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —0—
	6.	SHARED VOTING POWER 9,808,552
	7.	SOLE DISPOSITIVE POWER —0—
	8.	SHARED DISPOSITIVE POWER 9,808,552
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,808,552
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*
Based on 79,153,937 shares of common stock of the Issuer outstanding as of September 17, 2019, following the closing of the Issuer’s underwritten public offering as reported in the prospectus filed by the Issuer with the SEC on September 16, 2019, plus 6,710,526 shares of common stock issued as a result of the exercise of the underwriters’ option to purchase additional shares, as reported in the Form 8-K filed by the Issuer with the SEC on September 18, 2019.

CUSIP No. 21075N204

1.	NAMES OF REPORTING PERSONS Gary Karlin Michelson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ◻ (b) ◻
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —0—
	6.	SHARED VOTING POWER 9,808,552
	7.	SOLE DISPOSITIVE POWER —0—
	8.	SHARED DISPOSITIVE POWER 9,808,552
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,808,552
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*
Based on 79,153,937 shares of common stock of the Issuer outstanding as of September 17, 2019, following the closing of the Issuer’s underwritten public offering as reported in the prospectus filed by the Issuer with the SEC on September 16, 2019, plus 6,710,526 shares of common stock issued as a result of the exercise of the underwriters’ option to purchase additional shares, as reported in the Form 8-K filed by the Issuer with the SEC on September 18, 2019.

Item 1 (a).	Name of Issuer:

Contango Oil & Gas Company (the “Issuer”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

717 Texas Ave., Suite 2900
Houston, Texas 77002

Item 2 (a).	Name of Person Filing:

This statement is being filed by the following persons with respect to the shares of Common Stock (as defined below) of the Issuer directly held by Karlin Energy, LLC (“Karlin Energy”) and Gracie Investing, LLC (“Gracie”, and together with Karlin Energy, the “Funds”):

(i)	Karlin Energy, a Delaware limited liability company;

(ii)	Gracie, a Delaware limited liability company;

(iii)	Karlin Asset Management, Inc., a Delaware corporation (“Karlin Asset Management”), the Manager of each of the Funds and General Partner of Karlin Holdings Limited Partnership (“Karlin Holdings”);

(iv)	Karlin Holdings, a Nevada limited partnership and Sole Member of each of the Funds;

(v)	Gary Karlin Michelson MD Living Trust dated 10/1/1993, a California trust (the “Karlin Trust”), the sole owner of Karlin Asset Management; and

(vi)	Gary Karlin Michelson, a United States citizen, the Trustee of the Karlin Trust and sole director of Karlin Asset Management.

The above parties are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

The address for each of the Reporting Persons is:

11755 Wilshire Blvd., Suite 1400
Los Angeles, CA 90025

Item 2 (c).	Citizenship:

Karlin Energy – Delaware

Gracie – Delaware

Karlin Asset Management – Delaware

Karlin Holdings – Nevada

Karlin Trust – California

Gary Karlin Michelson – United States

Item 2 (d).	Title of Class of Securities:

Common Stock, $0.04 par value (“Common Stock”)

Item 2 (e).	CUSIP Number:

21075N204

Item 3.	Not applicable.

Item 4.	Ownership.

For Karlin Energy:

(a)	Amount beneficially owned: 1,387,500 shares of Common Stock

(b)	Percent of class: 1.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,387,500

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 1,387,500

(iv)	Shared power to dispose or to direct the disposition of: —0—

For Gracie:

(a)	Amount beneficially owned: 8,421,052 shares of Common Stock

(b)	Percent of class: 9.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 8,421,052

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 8,421,052

(iv)	Shared power to dispose or to direct the disposition of: —0—

For each of the other Reporting Persons besides Karlin Energy and Gracie:

(a)	Amount beneficially owned: 9,808,552 shares of Common Stock

(b)	Percent of class: 11.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: —0—

(ii)	Shared power to vote or to direct the vote: 9,808,552

(iii)	Sole power to dispose or to direct the disposition of: —0—

(iv)	Shared power to dispose or to direct the disposition of: 9,808,552

The percentages of beneficial ownership of Common Stock above are based on 79,153,937 shares of Common Stock of the Issuer outstanding as of September 17, 2019, following the closing of the Issuer’s underwritten public offering as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission on September 16, 2019, plus 6,710,526 shares of Common Stock issued as a result of the exercise of the underwriters’ option to purchase additional shares, as reported in the Form 8-K filed by the Issuer with the SEC on September 18, 2019.

Karlin Asset Management is the Manager of each of Karlin Energy and Gracie and is the General Partner of Karlin Holdings.  Karlin Holdings is the Sole Member of each of Karlin Energy and Gracie. Karlin Trust is the sole owner of Karlin Asset Management.  Gary Karlin Michelson is the Trustee of Karlin Trust and the sole director of Karlin Asset Management.

Each Reporting Person other than Karlin Energy and Gracie may be deemed to beneficially own the Common Stock held directly by Karlin Energy and Gracie, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person other than Karlin Energy or Gracie is the beneficial owner of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose (including, without limitation, any tax purposes) and each of the Reporting Persons other than Karlin Energy and Gracie expressly disclaims beneficial ownership of all shares of Common Stock held directly by Karlin Energy and Gracie and any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group”.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The information in Item 4 is incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 2019

Date

KARLIN ENERGY, LLC

By: KARLIN ASSET MANAGEMENT, INC., its Manager

/s/ David A. Cohen
Signature

David A. Cohen/CEO
Name/Title

GRACIE INVESTING, LLC By: KARLIN ASSET MANAGEMENT, INC., its Manager

/s/ David A. Cohen
Signature

David A. Cohen/CEO
Name/Title

KARLIN ASSET MANAGEMENT, INC.

/s/ David A. Cohen
Signature

David A. Cohen/CEO
Name/Title

KARLIN HOLDINGS LIMITED PARTNERSHIP By: KARLIN ASSET MANAGEMENT, INC., its general partner

/s/ David A. Cohen
Signature

David A. Cohen/CEO
Name/Title
GARY KARLIN MICHELSON MD LIVING TRUST DATED 10/1/1993

/s/ Gary Karlin Michelson
Signature

Gary Karlin Michelson/Trustee
Name/Title

GARY KARLIN MICHELSON

/s/ Gary Karlin Michelson
Signature

EXHIBIT INDEX

Exhibit 99.1
Joint Filing Agreement, dated as of September 20, 2019, by and among Karlin Energy, LLC, Gracie Investing, LLC, Karlin Asset Management, Inc., Karlin Holdings Limited Partnership, Gary Karlin Michelson MD Living Trust dated 10/1/1993 and Gary Karlin Michelson, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe such information is inaccurate.

September 20, 2019

Date

KARLIN ENERGY, LLC

By: KARLIN ASSET MANAGEMENT, INC., its Manager

/s/ David A. Cohen
Signature

David A. Cohen/CEO
Name/Title

GRACIE INVESTING, LLC By: KARLIN ASSET MANAGEMENT, INC., its Manager

/s/ David A. Cohen
Signature

David A. Cohen/CEO
Name/Title

KARLIN ASSET MANAGEMENT, INC.

/s/ David A. Cohen
Signature

David A. Cohen/CEO
Name/Title

KARLIN HOLDINGS LIMITED PARTNERSHIP By: KARLIN ASSET MANAGEMENT, INC., its general partner

/s/ David A. Cohen
Signature

David A. Cohen/CEO
Name/Title
GARY KARLIN MICHELSON MD LIVING TRUST DATED 10/1/1993

/s/ Gary Karlin Michelson
Signature

Gary Karlin Michelson/Trustee
Name/Title

GARY KARLIN MICHELSON

/s/ Gary Karlin Michelson
Signature